82-34954

[redacted]

07022132

VALIANT TRUST COMPANY

Subsidiary of Canadian Western Bank

March 13, 2007

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Autorité des Marchés Financiers *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
Prince Edward Island Securities Commission *(via SEDAR)*

SUPPL

RECEIVED

Dear Sirs,

Re: Connacher Oil & Gas Limited
CUSIP: 20588Y103
Annual & Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Connacher Oil & Gas Limited

Issuer:	Connacher Oil & Gas Limited
Meeting Type:	Annual & Special Meeting
CUSIP / ISIN:	20588Y103/ CA20588Y1034
Meeting Date:	May 10, 2007
Record Date of Notice:	March 29, 2007
Record Date of Voting:	March 29, 2007
Beneficial Ownership Determination Date:	March 29, 2007
Class of Securities Entitled to Receive Notice:	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place:	Calgary, AB

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Connacher Oil & Gas Limited

Yours truly,

"Signed"

Bonnie Steedman
Account Manager

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

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END